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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -----------------------

                               SCHEDULE 13E-4/A
                              (Amendment No. 1)
                        Issuer Tender Offer Statement
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           -----------------------
                               WAVEPHORE, INC.
                               (Name of Issuer)

                               WAVEPHORE, INC.
                     (Name of Person(s) Filing Statement)

            496,813 shares of Series A Convertible Preferred Stock
                                     and
            64,595 shares of Series B Convertible Preferred Stock
              Issuable on Conversion of Outstanding Warrants to
                Purchase Series B Convertible Preferred Stock
                        (Title of Class of Securities)
                                 -----------
                    (CUSIP Number of Class of Securities)
                                     None

                               Douglas J. Reich
                               General Counsel
                               WavePhore, Inc.
                            3311 North 44th Street
                            Phoenix, Arizona 85018
                                (602) 952-5500
           (Name, Address and Telephone Number of Person Authorized
                to Receive Notice and Communications on Behalf
                      of the Person(s) Filing Statement)
                             --------------------
                                   Copy to:
                              Steven D. Pidgeon
                            Snell & Wilmer L.L.P.
                              One Arizona Center
                         Phoenix, Arizona 85004-0001
                                (602) 382-6000

                              September 24, 1996
                     (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

               C A L C U L A T I O N   O F   F I L I N G   F E E
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TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
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
$3,703,638.00                               $741.00
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

* Assumes deemed exchange of 496,813 shares of Series A Convertible Preferred
Stock  (the "Series A Preferred") and 64,595 shares of Series B Convertible
Preferred Stock (the "Series B Preferred") issuable on exercise of Warrants to purchase Series B Preferred (the "Series B Warrants") for warrants and new preferred shares. Also assumes deemed exchange of the Series B Warrants for new Series B Warrants.

** Calculated based on the transaction valuation (determined on the basis of the book value of the common stock ($1.94 per share) into which the Series A
Preferred and the Series B Preferred are convertible) multiplied by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $741.00                Filing Party: WavePhore, Inc.
Form or Registration No.: Schedule 13E-4        Date Filed: September 25, 1996
                          (File No. 5-46959)

The Company's Schedule 13E-4 Issuer Tender Offer Statement (File No. 5-46959)
previously filed with the Commission on September 25, 1996, is hereby amended as follows:
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    EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN
THE SCHEDULE 13E-4 REMAINS UNCHANGED. The terms defined in the Schedule 13E-4 and not separatly defined herein shall have the meanings specified in the
Schedule 13E-4.

    To the extent inconsistent, the third paragraph on page 2 of the Consent
Solicitation Statement is hereby amended by the third paragraph of the Company's letter dated October 18, 1996, to the holders of its outstanding
Preferred Shares and Series B Warrants, a copy of which has been filed as new
Exhibit (a)(10) to the Consent Solicitation Statement (the "Supplemental
Letter").

    The Expiration Date (defined on the cover page of the Consent Solicitation
Statement and referred to throughout such Statement) is hereby extended from October 21, 1996 to October 28, 1996, as set forth in paragraph 2 of the Supplemental Letter.

    To the extent inconsistent, the second paragraph under the caption
"Effectiveness of Proposals" in the Consent Solicitation Statement is hereby amended by the fourth paragraph of the Supplemental Letter.

    The information set forth under the caption "Risk Factors" in the Consent
Solicitation Statement is hereby supplemented by the fifth paragraph of the Supplemental Letter.

    To the extent inconsistent, Appendix a to the Consent Solicitation
Statement (Warrant Agreement and Form of Warrant) is hereby amended, supplemented and clarified by paragraphS six through eight of the Supplemental
Letter.

                                        2
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ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

              Item 9 is hereby amended by the addition of the following
              Exhibit:

             (a)(10) Letter to holders of Preferred Shares and Series B Warrants dated October 18, 1996.

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       WAVEPHORE, INC.,

                                       an Indiana corporation

                                       By /s/ David E. Deeds
                                         -------------------------
                                              David E. Deeds
                                              President
Dated:  October 21, 1996

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                                  EXHIBIT INDEX

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
EXHIBIT NO.                     DESCRIPTION
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
(a)(10)     Letter to holders of Preferred Shares and Series B Warrants dated
            October 18, 1996.


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